

January 16, 2015

Via E-mail
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

Re: PetroQuest Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated December 22, 2014

Dear Mr. Clement:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Oil and Gas Reserves, page 7

1.   In part, your response one to our November 18, 2014 letter states "…we include PUDs that we believe are <u>reasonably certain</u> to be drilled within the five year limit." To help us further understand your recent drilling activity and the progress made towards developing your PUDs, send us a schedule that shows the ultimate disposition or current status of all PUD locations which, per your December 31, 2010, 2011 and 2012 reserve reports, were scheduled to be drilled in the following year but were not drilled in that year. For example, show the disposition or current status of all PUD locations which, as of December 31, 2010, were scheduled to be drilled in 2011 but were not drilled during that year.

Mr. J. Bond Clement
PetroQuest Energy, Inc.
January 16, 2015
Page 2

2.   Send us a schedule that shows the disposition or current status of all PUD locations which, per your December 31, 2013 reserve report, were scheduled to be drilled during 2014.

3.   Provide a revised version of Appendix 1 to your December 22, 2014 response letter which indicates the disposition or current status of those locations which have no disposition code but are not included under "Reserves at 12/31/13". For example, indicate the disposition or current status of locations 44 OK WF through 59 OK WF booked in 2009.

4.   Provide a revised version of Appendix 2 to your September 29, 2014 response letter which indicates the dates for all interim development plans (if any) between "Date Original Development Plan Adopted" and "Latest Development Plan w/o Revision to Timing".

        You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner for

                                        Karl Hiller
                                        Branch Chief